Exhibit 99.25
Consolidated Financial Statements of
(Unaudited)
THERATECHNOLOGIES INC.
Periods ended November 30, 2009 and 2008

THERATECHNOLOGIES INC.
Consolidated Financial Statements
(Unaudited)
Periods ended November 30, 2009 and 2008
Financial Statements

THERATECHNOLOGIES INC.
Consolidated Balance Sheets
(Unaudited)
November 30, 2009 and 2008
(in thousands of dollars)

	2009	2008

		(Restated -
		note 2 (a))
Assets

Current assets:
Cash	$1,519	$133
Bonds	10,036	10,955
Accounts receivable	375	610
Tax credits receivable	1,666	1,784
Inventories	2,225	—
Research supplies	287	301
Prepaid expenses	302	397

	16,410	14,180

Bonds	51,807	35,249
Property and equipment	1,229	1,299
Other assets	41	2,817

	$69,487	$53,545

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,901	$7,198
Current portion of deferred revenues (note 6)	6,847	—

	12,748	7,198

Deferred revenues (note 6)	13,691	—

Shareholders’ equity:
Capital stock (note 3)	279,169	269,219
Contributed surplus	6,484	5,585

Accumulated other comprehensive income	1,282	372
Deficit	(243,887)	(228,829)

	(242,605)	(228,457)

Total shareholders’ equity	43,048	46,347

Commitments (note 7)
Subsequent events (note 8)

	$69,487	$53,545

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Earnings
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)

	Fourth quarter		Year
	2009	2008	2009	2008

		(Restated -		(Restated -
		note 2 (a))		note 2 (a))
Revenues:
Royalties, technologies and other (note 6)	$1,718	$98	$17,468	$214
Interest	528	518	2,252	2,427

	2,246	616	19,720	2,641

Operating costs and expenses:
Research and development	4,534	6,313	22,226	35,326
Tax credits	(411)	(334)	(1,795)	(2,111)

	4,123	5,979	20,431	33,215

General and administrative	1,634	1,874	7,149	6,185
Selling and market development	1,067	1,124	2,583	3,811
Patents, amortization and impairment of other assets	120	4,727	346	5,239
Fees associated with the strategic review process	—	1,479	—	2,224
Fees associated with collaboration and licensing agreement (note 6)	—	—	4,269	—

	6,944	15,183	34,778	50,674

Operating loss before undernoted item	(4,698)	(14,567)	(15,058)	(48,033)
Realized loss on impairment of available-for-sale financial assets (note 4 (b))	—	(578)	—	(578)

Net loss	$(4,698)	$(15,145)	$(15,058)	$(48,611)

Basic and diluted loss per share (note 3 (c))	$(0.08)	$(0.26)	$(0.25)	$(0.85)

Weighted average number of common shares outstanding	60,403,790	58,165,795	60,314,309	57,415,468

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars)

	Fourth quarter		Year
	2009	2008	2009	2008
		(Restated -		(Restated -
		note 2 (a))		note 2 (a))

Net loss	$(4,698)	$(15,145)	$(15,058)	$(48,611)

(Losses) unrealized gains on available-for-sale financial assets	(288)	71	1,039	133

Reclassification adjustment for gains and losses on available-for-sale financial assets (note 4 (b))	(11)	572	(129)	572

Comprehensive loss	$(4,997)	$(14,502)	$(14,148)	$(47,906)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Shareholders’ Equity
(Unaudited)
Period ended November 30, 2009
(in thousands of dollars)

				Accumulated
				other
				compre-
	Capital stock		Contributed	hensive
	Number	Dollars	surplus	income	Deficit	Total

Balance, November 30, 2008	58,215,090	$269,219	$5,585	$372	$(228,829)	$46,347

Issuance of share capital (notes 3 and 6)	2,214,303	9,950	—	—	—	9,950

Stock-based compensation	—	—	899	—	—	899

Net loss	—	—	—	—	(15,058)	(15,058)

Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	910	—	910

Balance, November 30, 2009	60,429,393	$279,169	$6,484	$1,282	$(243,887)	$43,048

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Shareholders’ Equity, Continued
(Unaudited)
Period ended November 30, 2008
(in thousands of dollars)

				Accumulated
				other
				compre-
				hensive
	Capital stock		Contributed	income
	Number	Dollars	surplus	(loss)	Deficit	Total

Balance, November 30, 2007	54,531,133	$238,842	$4,807	$(333)	$(177,339)	$65,977

Changes in accounting policies	—	—	—	—	(941)	(941)

Issuance of share capital	3,564,291	29,899	—	—	—	29,899

Share issue costs	—	—	—	—	(1,938)	(1,938)

Exercise of stock options:
Cash proceeds	119,666	397	—	—	—	397
Ascribed value	—	81	(81)	—	—	—

Stock-based compensation	—	—	859	—	—	859

Net loss	—	—	—	—	(48,611)	(48,611)

Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	705	—	705

Balance, November 30, 2008	58,215,090	$269,219	$5,585	$372	$(228,829)	$46,347

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars)

	Fourth quarter		Year
	2009	2008	2009	2008
		(Restated -		(Restated -
		note 2 (a))		note 2 (a))

Cash flows from operating activities:
Net loss	$(4,698)	$(15,145)	$(15,058)	$(48,611)
Adjustments for:
Amortization of property and equipment	171	160	612	625
Amortization and impairment of other assets	—	4,667	—	4,957
Stock-based compensation	194	181	899	859
Realized loss on impairment of available-for-sale financial assets	—	578	—	578

	(4,333)	(9,559)	(13,547)	(41,592)
Changes in operating assets and liabilities:
Interest receivable on bonds	(195)	219	(923)	405
Accounts receivable	(155)	(20)	260	(134)
Tax credits receivable	1,501	(335)	118	(366)
Inventories	(631)	—	(2,225)	—
Research supplies	742	(498)	2,765	582
Prepaid expenses	421	109	95	17
Accounts payable and accrued liabilities	1,166	(3,765)	(1,424)	(1,324)
Deferred revenues	(1,714)	—	20,538	—

	1,135	(4,290)	19,204	(820)

	(3,198)	(13,849)	5,657	(42,412)

Cash flows from financing activities:
Share issuance	89	121	9,950	30,296
Share issue costs	—	(23)	(8)	(1,930)

	89	98	9,942	28,366

Cash flows from investing activities:
Addition to property and equipment	(117)	(31)	(407)	(301)
Acquisition of bonds	(9,480)	(4,815)	(29,111)	(17,987)
Disposal of bonds	1,500	9,115	15,305	29,889

	(8,097)	4,269	(14,213)	11,601

Net change in cash	(11,206)	(9,482)	1,386	(2,445)

Cash, beginning of period	12,725	9,615	133	2,578

Cash, end of period	$1,519	$133	$1,519	$133

See note 4 (a) for supplemental cash flow information.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
1.	Basis of presentation:

The financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation of its results. These financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company’s latest Annual Report have been used, except as described in note 2 below. However, these financial statements do not include all disclosures required under generally accepted accounting principles and, accordingly, should be read in connection with the financial statements and the notes thereto included in the Company’s latest Annual Report. These interim financial statements have not been reviewed by the auditors.

2.	New accounting policies:
(a)	Adoption of new accounting standards:

Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. The impact of adopting this standard has been to increase the opening deficit and to reduce other assets at December 1, 2007 and 2008 by $941 and $599, respectively, which is the amount of patent costs related to periods prior to these dates. Furthermore, following the adoption of this standard, patents and amortization of other assets presented on the consolidated statements of earnings were reduced by $342 for the year ended November 30, 2008.

Inventories

Effective with the commencement of its 2009 fiscal year, the Company adopted CICA Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (''IFRS’’). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. As the Company had no inventories on November 30, 2008, the adoption of this section had no impact on the Company’s consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
2.	New accounting policies (continued):
(a)	Adoption of new accounting standards (continued):

Credit risk and fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (“EIC”) of the Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applied retrospectively, without restatement of prior years, to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.

Financial instruments — Disclosures

In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures, in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ended after September 30, 2009 and are applicable to the Company as at November 30, 2009. The amended section relates to disclosure only and did not impact the financial results of the Company.

(b)	Future accounting changes:

Business Combinations, consolidated financial statements and non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. The Company is in the process of evaluating the requirements of the new standards.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
2.	New accounting policies (continued):
(b)	Future accounting changes (continued):

Business Combinations, consolidated financial statements and non-controlling interests (continued)

Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 — Consolidated and Separate Financial Statements, Sections 1601 and 1602, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.

International Financial Reporting Standards

In February 2008, Canada’s AcSB confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into IFRS, as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company will determine at a future date the impact of adopting the standards on its consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
3.	Capital stock:

Under the terms of the agreement with EMD Serono Inc. (“EMD Serono”), the Company issued 2,179,837 common shares for a cash consideration of $9,854 (see note 6).

In 2009, the Company received subscriptions in the amount of $96 for the issue of 34,466 common shares in connection with its share purchase plan.
(a)	Stock option plan:

Changes in outstanding options granted under the Company’s stock option plan for the years ended November 30, 2009 and 2008 were as follows:

		Weighted
		average
	Number	exercise price

Options as at November 30, 2007	2,207,633	$6.32

Granted	111,000	7.98
Exercised	(119,666)	3.32
Cancelled	(37,167)	9.57

Options as at November 30, 2008	2,161,800	6.52

Granted	680,500	1.83
Cancelled and expired	(176,500)	8.34

Options as at November 30, 2009	2,665,800	$5.20

(b)	Stock-based compensation and other stock-based payments:

The estimated fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk-free interest rate	1.83%	3.36%
Volatility	79.5%	70.4%
Average option life in years	6	6
Dividend yield	Nil	Nil

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
3.	Capital stock (continued):
(b)	Stock-based compensation and other stock-based payments (continued):

The risk-free interest rate is based on the implied yield on a Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected average life of the option. The average life of the options is estimated considering the vesting period, the term of the option and the average length of time similar grants have remained outstanding in the past. Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the weighted average fair value of stock options granted during the periods ended November 30, 2009 and 2008:

		Weighted average
	Number	grant date
	of options	fair value

2009	680,500	$1.26
2008	111,000	$5.16

(c)	Diluted loss per share:

Diluted loss per share was not presented as the effect of options ongoing would have been anti-dilutive. All options outstanding at the end of the year could potentially dilute the basic earnings per share in the future.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
4.	Supplemental information:
(a)	Statement of cash flows:

The following transactions were conducted by the Company and did not impact cash flows:

	2009	2008
		(Restated -
		note 2 (a))

Additions to property and equipment included in accounts payable and accrued liabilities	$183	$48
Share issue costs included in accounts payable and accrued liabilities	—	8

(b)	In 2009, the Company has reclassified in net earnings $129 of realized gains on available-for-sale financial assets previously recorded in accumulated other comprehensive income.

In 2008, the Company has reclassified in net earnings $572 of realized losses on available-for-sale financial assets previously recorded in accumulated other comprehensive income. The realized loss includes an impairment loss of $578 related to a decline in value that is other than temporary for stock options held in a public company.

On November 30, 2008, the accumulated other comprehensive loss was composed of unrealized gains on available-for-sale financial assets of $1,282 (gain of $372 on November 30, 2008).

(c)	The Company received tax credits of $1,912 in 2009 ($1,746 in 2008).

(d)	The following items were included in the determination of the Company’s net loss:

	2009	2008
		(Restated -
		note 2 (a))

Amortization of property and equipment	$612	$625
Amortization and write-off of other assets	—	4,957
Stock-based compensation	899	859

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
5.	Financial instruments:
(a)	Carrying value and fair value:

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable, as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and investments in public companies are stated at estimated fair value, determined by inputs that are directly observable (Level 2 inputs).

(b)	Interest income and expenses:

Interest income consists of interest earned on cash and bonds.

(c)	Loss on exchange:

General and administrative expenses include a loss on foreign exchange of $635 (loss of $247 in 2008) for the year ended November 30, 2009.
6.	Collaboration and licensing agreement:

On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono, an affiliate of Merck KGaA, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV infected patients with lipodystrophy (the “Initial Product”). Theratechnologies retains all tesamorelin commercialization rights outside of the US.

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States. The Company is also responsible for product production and for the development of a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951), which includes an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive escalating royalties on annual net sales of tesamorelin in the US.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
6.	Collaboration and licensing agreement (continued):

The initial payment of $27,097 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the year ended November 30, 2009, an amount of $6,560 related to this transaction was recognized as revenue. At November 30, 2009, the deferred revenues related to this transaction amounted to $20,537.

On August 12, 2009, the US Food and Drug Administration accepted the New Drug Application (“NDA”) made by the Company for tesamorelin. Under the terms of the Company’s collaboration and licensing agreement with EMD Serono, the acceptance of the tesamorelin NDA resulted in a milestone payment of US$10,000 (CAD$10,884). This milestone payment has been recorded in the third quarter of 2009.

The Company may conduct research and development for additional indications. EMD Serono will have the option to commercialize additional indications for tesamorelin in the US. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to EMD Serono’s agreement, to participate in the promotion of the additional indications.

7.	Commitments:
(a)	Rental of premises:

The Company rents premises under an operating lease (the “Lease”) expiring in April 2010. The Lease was renewed by the Company and the lessor during the 2009 financial year for a period of 11 years ending April 30, 2021. Under the terms of the Lease, the Company has also been granted two renewal options for periods of five years each. The minimum payments required under the terms of the Lease are as follows:

2010	$340
2011	55
2012	655
2013	655
2014	655
2015	273
Thereafter	3,943

$6,576

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
7.	Commitments (continued):
(a)	Rental of premises (continued):

The Company has committed to pay the lessor for its share of some operating expenses of the leased premises. This amount has been set at $240 for the year beginning May 1, 2010 and will be increased by 2.5% annually for the duration of the Lease.

The lessor will provide the Company an amount of $728 to allow it to undertake leasehold improvements.

The Company has issued an irrevocable letter of credit in favour of the lessor in the amount of $323 which will be cancelled April 30, 2010 under the terms of the Lease renewal, along with a first rank movable mortgage in the amount of $1,150 covering all the Company’s tangible assets located in the rented premises. This mortgage, however, can be subordinated to those of lending institutions.

(b)	Long-term supply agreements:

During and after the year ended November 30, 2009, the Company entered into long-term supply agreements with third parties in anticipation of the commercialization of tesamorelin. Certain of these agreements stipulate an obligation to purchase minimum quantities of products in certain circumstances.

(c)	Credit facility:

The Company has a credit facility available in the amount of $1,800, bearing interest at prime plus 0.5% and secured by bonds. Under the credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000, the Company will provide the bank with a first rank movable hypothec of $1,850 on securities judged satisfactory by the bank.

As at November 30, 2009 and 2008, with the exception of the letter of credit mentioned in (a) above, the credit facility available to the Company was not utilized.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended November 30, 2009 and 2008
(in thousands of dollars, except per share amounts)
8.	Subsequent events:
(a)	On February 10, 2010, the Company’s Board of Directors has adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares (the “Common Shares”).

The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Common Shares without complying with the ''Permitted Bid’’ provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common shares at a 50 percent discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If, at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

(b)	On December 8, 2009, the Company granted 265,000 options at an exercise price of $3.84 per share and cancelled 19,167 options at a weighted exercise price of $2.38 per share in connection with its stock option plan.
9.	Comparative figures:

Certain of the 2008 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2009.